UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (date of earliest event reported): **March 18, 2004**

CHARLES RIVER ASSOCIATES INCORPORATED

(Exact name of registrant as specified in its charter)

Massachusetts	**000-24049**	**04-2372210**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS employer identification no.)

200 Clarendon Street, Boston, Massachusetts	**02116**
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: **(617) 425-3000**

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Item 5. Other Events and Required FD Disclosure.

On March 18, 2004, we announced that we have agreed to acquire InteCap, Inc., a leading intellectual property consulting firm in the United States that specializes in financial, economic, and strategic issues related to intellectual property and complex commercial disputes. In addition to its intellectual property focus, InteCap is a leading expert consulting firm in the financial markets arena. For example, InteCap has secured high profile assignments stemming from recent accounting and financial markets scandals. Headquartered in Chicago, InteCap also maintains offices in New York City, Houston, Silicon Valley, Boston, Washington D.C., and London, England.

The acquisition has been approved by the boards of directors of both companies.

The acquisition of InteCap reflects our corporate strategy of adding businesses that complement our core capabilities and offer opportunities for significant market expansion in the areas of intellectual property and commercial damages and in the provision of corporate strategy consulting services with respect to a firm's intellectual assets. We believe InteCap's functional expertise in intellectual property and complex commercial disputes will position us as a leading provider of economic and financial litigation and advisory consulting services in these disciplines. We also expect that the acquisition will expand our geographic footprint, giving us a local presence in Chicago and New York, as well as significantly strengthening our presence in Houston and Silicon Valley.

Under the terms of our agreement with InteCap, we plan to purchase InteCap from InteCap's institutional investor, GTCR Golder Rauner, LLC, members of InteCap's management and other shareholders for approximately $81.7 million, including an assumed $3.0 million liability. We will effect the acquisition by merging a newly formed, wholly owned subsidiary into InteCap. We expect to retain the services of substantially all of InteCap's employee consultants.

We plan to fund the purchase price from existing cash resources and borrowings under our $40.0 million line of credit from Citizens Bank of Massachusetts. We expect to complete the acquisition in the second calendar quarter of 2004, but completion of the acquisition is subject to regulatory and other closing conditions. These closing conditions include, among other matters, termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the absence of any material adverse effect on InteCap, the execution of employment agreements with a group of InteCap's key managing directors, reasonably satisfactory assurances that the merger does not create more than a specified number of irreconcilable client conflicts, and the execution of general releases by certain InteCap employees, which InteCap has made a condition to the receipt by those employees of certain payments specified in the merger agreement. In addition, the merger agreement may be terminated by either party if the merger is not completed by May 31, 2004.

Statements in this report concerning the expected benefits of our potential acquisition of InteCap are "forward-looking" statements as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on our management's current expectations and are subject to a number of factors and uncertainties. Information contained in these forward-looking statements is inherently uncertain, and actual performance and results may differ materially. Such factors that could cause actual results to differ materially from any of our forward-looking statements include, among others, the possibility that the proposed acquisition of InteCap does not close, delays in closing the proposed acquisition of InteCap, difficulties in integrating the newly acquired business and new personnel into our existing operations, undisclosed or unanticipated expenses or liabilities associated with the proposed acquisition, acquisition costs, the potential loss of clients, the potential loss of key personnel, the difficulty of attracting and retaining qualified consultants, dependence on outside experts, intense competition, and professional liability. Further information on factors that could affect our financial results is included in our annual report on Form 10-K for fiscal 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHARLES RIVER ASSOCIATES INCORPORATED

Dated: March 23, 2004

By: /s/ J. Phillip Cooper

J. Phillip Cooper
Executive Vice President and Chief Financial Officer

4